Exhibit 99.1

EQT Completes Acquisition of PropertyGuru

●	PropertyGuru enters into next phase of growth as Southeast Asia’s leading property technology platform, empowering millions of property seekers across the region with innovative solutions
●	EQT to harness its deep expertise in scaling digital marketplace and classifieds businesses to drive technology innovation, operational excellence, and market expansion
●	Sets the stage for PropertyGuru to capitalize on urbanization, middle-class growth, and digitalization trends across the region’s dynamic real estate markets

SINGAPORE & NEW YORK – December 13, 2024 – EQT Private Capital Asia and PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading1 property technology (“PropTech”) company, are pleased to announce the completion of the acquisition (the “Merger”) of PropertyGuru by BPEA Private Equity Fund VIII for USD 6.70 per share in cash in a transaction that values PropertyGuru at an equity value of approximately USD 1.1 billion.

In connection with the closing, PropertyGuru’s common shares ceased trading before the market open on December 13, 2024, and the Company has been delisted from the New York Stock Exchange. PropertyGuru will operate as a privately held company. Following the Merger through January 12, 2025, each unexercised and outstanding warrant will be, upon valid exercise, exchangeable for USD 0.7526 per warrant.

Founded in 2007 and headquartered in Singapore, PropertyGuru is Southeast Asia’s leading property technology platform, connecting over 31 million property seekers with more than 50,000 agents across Singapore, Malaysia, Thailand and Vietnam each month. With a comprehensive suite of offerings, including extensive real estate listings, data-driven insights, and mortgage solutions like PropertyGuru Finance and enterprise client solutions under PropertyGuru for Business, the Company empowers users to make confident property decisions across the region.

EQT’s investment in PropertyGuru aims to support the Company’s ongoing progress by providing resources and expertise to accelerate technology development, expand market reach, and improve operational efficiency. Leveraging its experience with leaders in the digital marketplace and real estate classifieds sectors – including companies such as Idealista and Casa.it – EQT seeks to advance PropertyGuru’s strategic initiatives, strengthen its position in Southeast Asia’s PropTech sector, and drive growth in dynamic markets influenced by urbanization, middle-class expansion, and digitalization.

Hari V. Krishnan, Chief Executive Officer, PropertyGuru Group, said, “We are pleased to announce the successful completion of this transaction and we welcome EQT to PropertyGuru. Over the past seventeen years, our growth has been enabled by strong partnerships with our shareholders, led by TPG and KKR. On behalf of everyone at PropertyGuru, I want to thank them for their support and I am proud that we have delivered a solid financial exit for our long-term investors.”

“On behalf of our group leadership team, I thank our Gurus for their hard work and the wonderful business we have built together, and our customers and partners for their continued trust and partnership. EQT shares our commitment to our continued sustainable growth, and we look forward to working with them towards our Group’s vision to power, communities to live, work and thrive in tomorrow’s cities,” Mr. Krishnan added.

Janice Leow, Partner in the EQT Private Capital Asia advisory team and Head of EQT Private Capital Southeast Asia, said, “PropertyGuru has redefined the property technology landscape in Southeast Asia, standing out for its innovation and leadership in delivering solutions that empower millions across the region. Drawing on EQT’s expertise in technology-driven businesses, with a strong focus on marketplace and classifieds platforms, we look forward to supporting PropertyGuru in exploring new opportunities, enhancing its offerings, and driving its next phase of growth while contributing to the evolution of the property market in Southeast Asia.”

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About PropertyGuru Group
PropertyGuru is Southeast Asia’s leading1 PropTech company, and the preferred destination for over 31 million property seekers2 to connect with over 50,000 agents3 monthly to find their dream home. PropertyGuru empowers property seekers with more than 2.1 million real estate listings4, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand and Vietnam.

PropertyGuru.com.sg was launched in Singapore in 2007 and since then, PropertyGuru Group has made the property journey a transparent one for property seekers in Southeast Asia. In the last 17 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio including leading property marketplaces and award-winning mobile apps across its core markets; mortgage marketplace, PropertyGuru Finance; home services platform, Sendhelper; a host of proprietary enterprise solutions under PropertyGuru For Business including DataSense, ValueNet, Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

About EQT
EQT is a purpose-driven global investment organization with EUR 246 billion in total assets under management (EUR 134 billion in fee-generating assets under management), divided into two business segments: Private Capital and Real Assets. EQT owns portfolio companies and assets in Europe, Asia Pacific, and the Americas and supports them in achieving sustainable growth, operational excellence, and market leadership.

More info: www.eqtgroup.com
Follow EQT on LinkedIn, X, YouTube and Instagram

Media:

PropertyGuru Group	EQT
Corporate Communications	EQT Press Office
mediaenquiry@propertyguru.com.sg	press@eqtpartners.com

[1]	Based on SimilarWeb data between January 2024 and June 2024.
[2]	Based on Google Analytics data between January 2024 and June 2024.
[3]	Based on data between April 2024 and June 2024.
[4]	Based on data between January 2024 and June 2024.